

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2010

James E. Hurlbutt, Vice President and Chief Financial Officer
Stepan Company
Edens and Winnetka Road
Northfield, Illinois 60093

     Re: Stepan Company
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Definitive Proxy Statement on Schedule 14A
             File No. 001-05581

Dear Mr. Hurlbutt:

     We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Pamela Long
                Assistant Director